UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                            SCHEDULE 13D
                           (RULE 13D-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           TELIGENT, INC.
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                          (Name of Issuer)


                        Class A Common Stock,
                      par value $.01 per share
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                   (Title of Class of Securities)

                             87959Y 10 3
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                           (CUSIP Number)

                          Myles P. Berkman
           Chairman, Chief Executive Officer and President
                     The Associated Group, Inc.
                         200 Gateway Towers
                   Pittsburgh, Pennsylvania 15222
                           (412) 281-1907
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      (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                           With a copy to:

                        Scott G. Bruce, Esq.
                           General Counsel
                     The Associated Group, Inc.
                        Three Bala Plaza East
                              Suite 502
                   Bala Cynwyd, Pennsylvania 19004

                               and to:

                         Kent A. Coit, Esq.
             Skadden, Arps, Slate, Meagher & Flom L.L.P.
                          One Beacon Street
                     Boston, Massachusetts 01890

                          November 26, 1997
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|.




                               SCHEDULE 13D

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CUSIP NO.   87959Y 10 3           |
(Class A Common Stock)            |
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       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    The Associated Group, Inc.
       51-0260858
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                      (b)|_|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*
       OO (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)|_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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     NUMBER OF             SOLE VOTING POWER   (See Item 5)
      SHARES          7
   BENEFICIALLY     ---------------------------------------------------------
     OWNED BY              SHARED VOTING POWER (See Item 5)
       EACH           8
     REPORTING             21,436,689
      PERSON        ---------------------------------------------------------
       WITH                SOLE DISPOSITIVE POWER (See item 5)
                      9
                    ---------------------------------------------------------
                           SHARED DISPOSITIVE POWER (See Item 5)
                     10
                           21,436,689
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
  11   21,436,689
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)|X|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               72.4%
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  14   TYPE OF REPORTING PERSON*
                HC
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   879594 10 3           |
(Class A Common Stock)            |
----------------------------------

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       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Microwave Services, Inc.
       51-0351256
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                      (b)|_|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*
       OO (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)|_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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     NUMBER OF             SOLE VOTING POWER (See Item 5)
      SHARES          7
   BENEFICIALLY     ---------------------------------------------------------
     OWNED BY              SHARED VOTING POWER (See Item 5)
       EACH           8
     REPORTING             21,436,689
      PERSON        ---------------------------------------------------------
       WITH                SOLE DISPOSITIVE POWER (See item 5)
                      9
                    ---------------------------------------------------------
                           SHARED DISPOSITIVE POWER (See Item 5)
                     10
                           21,436,689
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
  11
       21,436,689
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)|X|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               72.4%
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  14   TYPE OF REPORTING PERSON*
                CO
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.    Security and Issuer.

            The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Company"). Under the Company's Certificate of Incorporation (the "Certificate of Incorporation"), shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock," and, together with the Class A Common Stock, the "Common Stock"), including the Class B Common Stock designated Series 1 (the "Series B-1 Common Stock") beneficially owned by The Associated Group, Inc. ("Associated") and its wholly owned subsidiary Microwave Services, Inc. ("MSI" and, together with Associated, the "Reporting Persons") are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Certificate of Incorporation). The principal executive offices of the Company are located at 8065 Leesburg Pike, Vienna, Virginia 22182.


Item 2.     Identity and Background.

            The Reporting Persons. This Statement is being filed by the Reporting Persons. Each of the Reporting
Persons was incorporated in Delaware. The address of the principal businesses and offices of each of the Reporting
Persons is 200 Gateway Towers, Pittsburgh, Pennsylvania
15222.

            During the last five years, neither of the Reporting Persons has been convicted in a criminal pro ceeding (excluding traffic violations or simple misde meanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that Reporting Person was or is sub ject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activi ties subject to, federal or state securities laws or finding any violation with respect to such laws.

            Directors and Executive Officers of the Report ing Persons. The name, business address, present prin cipal occupation or employment and citizenship of each director and executive officer of Associated and MSI are set forth in Schedules I and II hereto, respectively.

            To the best knowledge of each Reporting Person, during the last five years, none of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent juris diction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

            MSI acquired 21,436,689 shares of Series B-1 Common Stock pursuant to the merger on November 26, 1997 of Teligent, L.L.C., a Delaware limited liability company and, prior to such merger the owner of all of the outstanding capital stock of the Company ("Teligent, L.L.C."), with and into the Company (the "Reorganization Merger"), upon the terms of the Agreement and Plan of Merger, dated as of October 6, 1997, by and between the Company and Teligent, L.L.C.

            As a result of the Reorganization Merger, all of Teligent, L.L.C.'s member interests were converted into and became shares of Common Stock of the Company, as follows: (i) the interest of MSI was converted into 21,436,689 shares of Series B-1 Common Stock; (ii) the interest of Telcom-DTS Investors, L.L.C. a Delaware limited liability company (the "Telcom Stockholder"), was converted into 17,206,210 shares of Class B Common Stock designated Series 2 ("Series B-2 Common Stock"); (iii) the interest of NTTA&T Investment Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nippon Telegraph and Telephone Corporation ("NTTA&T"), was converted into 5,783,400 shares of Class B Common Stock designated Series 3 ("Series B-3 Common Stock"), including 3,470,040 shares acquired by purchase from the Company immediately after the Reorganization Merger; and (iv) the interest of Lynn Forester ("Forester") was converted into 1,831,410 shares of Class A Common Stock.


Item 4.     Purpose of Transaction.

            Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Reorganization Merger. The Reorgani zation Merger was effected in connection with and immediately prior to the consummation on November 26, 1997 of the Company's initial public offering of its Class A Common Stock (the "IPO").

            The Reporting Persons have no current plans to dispose of shares of Common Stock. However, subject to their obligations under the agreements described under Item 6 below, they may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions or otherwise. In addition, while they have no current plans to do so, the Reporting Persons reserve the right to acquire additional shares of Common Stock, through market purchases, in privately negotiated trans actions or otherwise, including pursuant to the exercise of their rights under the agreements described under Item 6 below.

            Under the Certificate of Incorporation, MSI, as the record holder of all outstanding shares of Series B-1 Common Stock which constitutes more than 20% of the aggregate number of issued and outstanding shares of Common Stock, is entitled to elect a majority of the Company's Board of Directors, which is currently comprised of seven directors. The Reporting Persons understand that the Company intends to expand its Board of Directors to the extent necessary under the rules of the Nasdaq National Market or otherwise to maintain the requisite number of directors who are not officers of or perform other duties for the Company (other than serving as such directors). Upon any such expansion, as contemplated by the Certificate of Incorporation, the Company's Board of Directors will be further increased and additional individuals elected as directors by MSI as the holder of Series B-1 Common Stock so that its designees will continue to constitute a majority of the Company's Board of Directors. See the discussion under Item 6.


Item 5.  Interest in Securities of the Issuer.

            (a) As of the close of business on December 8, 1997, by virtue of their beneficial ownership of 21,436,689 shares of Series B-1 Common Stock, the Report ing Persons beneficially owned 21,436,689 shares of Class A Common Stock. Based on information set forth in the Company's Registration Statement on Form S-1 with respect to the IPO which was declared effective on November 21, 1997 (the "Registration Statement"), such 21,436,689 shares of Series B-1 Common Stock (assuming the conver sion of all such 21,436,689 shares of Series B-1 Common Stock into Class A Common Stock) represented approxi mately 72.4% of the total number of shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO (plus the 21,436,689 shares of Class A Common Stock which would be outstanding and beneficially owned by the Reporting Persons upon such conversion and assuming that no other shares of Class B Common Stock have been converted to Class A Common Stock).

            As a director and Chairman, President, Chief Executive Officer and Treasurer of Associated and Chair man, Chief Executive Officer and Treasurer of MSI, Myles P. Berkman may be deemed to be the beneficial owner of the shares of Series B-1 Common Stock (and thus of the shares of Class A Common Stock into which such shares of Series B-1 Common Stock are convertible) beneficially owned by the Reporting Persons. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Myles P. Berkman is, for purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Class A Common Stock beneficially owned by the Reporting Persons, and Mr. Berkman expressly disclaims such beneficial ownership.

            David J. Berkman, a director and Executive Vice President of each of the Reporting Persons and a director of the Company, beneficially owns 120,968 shares of Class A Common Stock which are subject to options exercisable within 60 days under the Company's 1997 Stock Incentive Plan
(the "1997 Plan") held by Mr. Berkman as a result of the conversion, in connection with the Reorganization Merger and the IPO, of Appreciation
Units with respect to Teligent, L.L.C. into stock options (the
"Conversion"). Based on information set forth in the Registration Statement, such 120,968 shares of Class A Common Stock repre sented approximately 1.5% of the total number of outstanding shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO. As a director and Executive Vice President of each of the Reporting Persons, David J. Berkman may be deemed to be the beneficial owner of the shares of Series B-1 Common Stock (and thus of the shares of Class A
Common Stock into which such shares of Series B-1 Common Stock are convertible) beneficially owned by the Reporting Persons. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that David J. Berkman is, for purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Class A Common Stock beneficially owned by the Reporting
Persons, and Mr. Berkman expressly disclaims such beneficial ownership.

            William H. Berkman, the President of MSI and a director of the Company, beneficially owns 120,968 shares of Class A Common Stock which are subject to options exercisable within 60 days under the 1997 Plan held by Mr. Berkman as a result of the Conversion. Based on information set forth in the Registration Statement, such 120,968 shares of Class A Common Stock represented ap proximately 1.5% of the total number of outstanding shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO. Neither the filing of this Statement, nor any of its contents shall be deemed to constitute an admission that William H. Berkman is, for purposes of
Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Class A Common Stock beneficially owned by MSI, and Mr. Berkman expressly disclaims such beneficial ownership.

            Pursuant to Rule 13(d)(5)(b)(1) of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons may, by virtue of certain provisions of certain of the agreements described under Item 6, be deemed to comprise a "group" with some or all of the parties to such agreements. Based on information set forth in the Registration Statement, on November 26, 1997, immediately after consummation of the IPO, (i) the group which, by virtue of certain provisions of the Members Agreement (as defined under Item 6 below), may be deemed to be comprised of the Reporting Persons, the Telcom Stockholder and certain other parties to the Members Agreement, is deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 38,642,899 shares of Class B Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible), representing approximately 82.6% of the total number of shares of Class A Common Stock outstanding as of such time (plus the 38,642,899 shares of Class A Common Stock which would be outstanding and deemed to be beneficially owned by such group upon such conversion and assuming that no other shares of Class B Common Stock have been converted into Class A Common Stock) and (ii) the group which, by virtue of certain provisions of the Stockholders Agree ment (as defined under Item 6 below), may be deemed to be comprised of the Reporting Persons, the Telcom Stock holder and NTTA&T, is deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 44,426,299 shares of Class B Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible), representing approximately 84.5% of the total number of shares of Class A Common Stock outstanding as of such time (plus the 44,426,299 shares of Class A Common Stock which would be outstanding and deemed to be beneficially owned by such group upon such conversion). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that either of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Common Stock beneficially owned or deemed to be beneficially owned by any person or entity who or which may be deemed to constitute a group with the Reporting Persons or by any such group, and each of the Reporting Persons expressly disclaims such beneficial ownership.

            (b) The Reporting Persons share the power to vote or direct the vote and to dispose and direct the disposition of the 21,436,689 shares of Series B-1 Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Series B-1 Common Stock are convertible) beneficially owned by them. However, by virtue of its ownership of all of the outstanding capital stock of MSI, Associated has the power to cause MSI to vote, and to dispose or direct the disposition of, suchshares of Series B-1 Common Stock (and thus of the shares of Class A Common Stock into which such shares of Series B-1 Common Stock are convertible) at the times and in the manner determined by Associated.
Each of David J. Berkman and William H. Berkman have the sole power to vote and dispose of the 120,968 shares of Class A Common Stock which would be issuable to each of them upon the exercise by them of options under the 1997 Plan which are exercisable within 60 days as described above.

            (c) Except as described above under Item 3 and in this Item 5, neither of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any trans action in shares of Common Stock during the past 60 days.

            (d)   None.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Rela tionships With Respect to Securities of the Issuer.

MEMBERS AGREEMENT

            In connection with the IPO, the Company, MSI, Associated, Digital Services Corporation (an original member of Teligent, L.L.C. and an affiliate of the Telcom Stockholder) ("DSC"), the Telcom Stockholder and the owners of the Telcom Stockholder entered into an agreement (the "Members Agreement") whereby the Company granted to DSC certain demand and "piggyback" registration rights with respect to Common Stock held by DSC at the time of consummation of the IPO. In addition, in the Members Agreement, Associated and MSI agreed with DSC that upon a "Change in Control" (as defined in the Members Agreement) of Associated or MSI, (i) Associated will immediately convert, and cause its controlled affiliates to immediately convert, all of the Series B-1 Common Stock owned by them into Class A Common Stock such that, under the Cer tificate of Incorporation as then in effect, Associated, alone or together with its controlled affiliates, will no longer have the right to elect a majority of the Company's Board of Directors, (ii) MSI will cause its designees on the Company's Board of Directors to cause the Company's Board of Directors to convene a meeting of the Company's stockholders and (iii) promptly after taking the action described in (ii) immediately above, MSI will cause such number of its designees on the Company's Board of Directors to resign so that such designees no longer constitute a majority thereof. Under the Members Agreement, in order for a "Change in Control" of Associated or MSI to occur, in addition to certain changes in equity ownership or board composition of Associated or MSI as set forth in the Members Agreement, the Telcom Stockholder and its affiliates must own shares of Series B-2 Common Stock represent ing at least 10% of all then outstanding shares of Common Stock and must continue to be controlled by Rajendra Singh, Neera Singh, any estates or trusts of which such persons are executors, trustees or beneficiaries and any entities controlled by such persons. In the Members Agreement, each of Associated and MSI also agreed with DSC that it will not transfer control of any entity which holds Class B Common Stock to any third party (other than an affiliate of Associated, provided such affiliate agrees to be bound by the provisions of the Members Agreement applicable to MSI) without the consent of DSC unless, concurrently with or prior to such transfer, Associated and MSI take the actions described in clauses (i) through
(iii) above. In addition, in the Members Agreement, MSI and the Telcom Stockholder have each granted to the other rights of first refusal and co-sale rights with respect to any sale or transfer by the other (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions). Pursuant to the Members Agreement, Associated and the owners of the Telcom Stockholder have also each granted to the other rights of first re fusal and co-sale rights, with the same exceptions, with respect to any sale or transfer by the other of shares of MSI, or member or other equity interests of the Telcom Stockholder, but only if shares of Common Stock constitute all or substantially all of the assets of MSI or the Telcom Stockholder, respectively. The Members Agreement is included as Exhibit 1 to this Statement, and the foregoing description of the Members Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.


STOCKHOLDERS AGREEMENT

            Immediately prior to consummation of the IPO, MSI, the Telcom Stockholder, NTTA&T (collectively, the "Stockholder Parties") and the Company entered into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligations with respect to their ownership interest in, and the governance of, the Company, including, so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board, the right of such respective directors to approve, among other matters, any amendment to the Certificate of Incorporation which mate rially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The Stockholders Agreement also provides that so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board of Directors, the Company will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materi ally changes the fundamental character of the Company's business, (ii) replaces the Company's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Company of a substantial portion of its assets or any acquisition, divestiture or merger of the Company with another entity or any joint venture out side the ordinary course of the Company's business or (iv) involves the issuance by the Company of shares of Common Stock or preferred stock to any telecommunications car rier. With respect to any Consultation Event, the Company will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the imme diately preceding sentence, to give due consideration to their objections. In the Stockholders Agreement each of the parties thereto has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Company's Chief Executive Officer as a member of the Company's Board of Directors.

            The Stockholders Agreement also provides, in effect, that until November 13, 1999, each Stockholder Party will hold at least one-half of the shares of Common Stock held by such Stockholder Party as of November 26, 1997 (after giving effect to the Reorganization Merger as described under Item 3 above), except that such require ment will lapse and be without further effect automatically as to NTTA&T and the Telcom Stockholder, respectively, if a Consultation Event occurs even though NTTA&T or the Telcom Stockholder, respectively, has objected thereto. Under the Stockholders Agreement, if such requirement so lapses with respect to the Telcom Stockholder and, at the time of such lapsing, MSI is not entitled, pursuant to the Certificate of Incorporation, to elect a majority of the members of the Company's Board, then such requirement shall also lapse and be without further effect with respect to MSI. In addition, in the Stockholders Agreement, MSI and the Telcom Stockholder have each granted to NTTA&T co-sale rights with respect to any sale or transfer by either of them (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a regis tration statement, Rule
144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions).

            Under the Stockholders Agreement, if the Company is required by a change in law or other circumstance to reduce the level of foreign ownership of the Company and the Company is unable to obtain a waiver of such requirement, the Company will have the right, and will be re quired, at NTTA&T's election, to refuse to sell stock in the Company to any Foreign Owner (as defined in the Stock holders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing share ownership in the Company, and, in addition, the Company will have the right, and will be required, at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) shares first from all other Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Company's then public trading value.

            The Stockholders Agreement is included as Exhibit 2 to this Statement, and the foregoing description of the Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

FIRSTMARK AGREEMENT

            Pursuant to a Stock Contribution Agreement dated as of March 10, 1997 (the "FirstMark Agreement") by and between Associated Communications, L.L.C. (the predecessor to Teligent, L.L.C.), FirstMark Communications, Inc. ("FirstMark"), Forester, and, for certain limited purposes MSI and DSC, Forester was granted certain limited "piggy back" and demand registration rights with respect to the shares of Class A Common Stock into which Forester's member interest in Teligent L.L.C. was converted pursuant to the Reorganization Merger ("Forester Registrable Securities"). In addition, in the FirstMark Agreement, Forester granted to MSI and DSC a right of first refusal with respect to any sale or other disposition by her of any eq uity interest in the Company, other than any sale by her in the public market of Forester Registrable Securities registered under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to Rule 144 under the Securities Act. The FirstMark Agreement is included as Exhibit 3 to this Statement, and the foregoing description of the FirstMark Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

MANDL EMPLOYMENT AGREEMENT

            Under the Company's Employment Agreement with Alex J. Mandl, the Company's Chairman and Chief Executive Officer, which took effect on September 1, 1996 (the "Mandl Employment Agreement") and to which MSI and
DSC are parties for certain limited purposes, the Company has granted Mr. Mandl certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock which are subject to stock options under the 1997 Plan as a result of the conversion, in connection with the Reorganization Merger and the IPO, of the Company Appreciation
Rights ("CARs") with respect to Teligent, L.L.C. granted pursuant to the Mandl Employment Agreement into stock options. The Mandl Employment
Agreement also provides that if either MSI or DSC sells any of their respective interests in the Company to a third party, such seller shall be obligated to require the purchaser of such interest to purchase, and may require Mr. Mandl to sell to such third party, a proportionate percentage of the vested equity interest represented by Mr. Mandl's CARs (which have been converted into stock options as described above) valued as of the date of such purchase, at the same price paid by the third party for the interest of such seller. The Mandl Employment Agreement also provides for a right of first refusal on the part of MSI and DSC with respect to the disposition by Mr. Mandl of an equity interest in the Company. The Mandl Employment
Agreement is included as Exhibit 4 to this Statement, and the foregoing descrip tion of the Mandl Employment Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

UNDERWRITER LOCK-UP AGREEMENTS

            In connection with the IPO, each of Associated, MSI, Myles P. Berkman, David J. Berkman, William H. Berkman and Scott G. Bruce, Secretary of the Company, entered into a lock-up agreement (each a "Lock-Up Agree ment") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") and the other underwriters for the IPO, whereby each agreed not to, without the prior written consent of Merrill Lynch, directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Secu rities Act of 1933, as amended, with respect to any of the foregoing, before the expiration of the 180-day period commencing on November 20, 1997, subject to certain exceptions. The form of Lock-Up Agreement is included as Ex hibit 5 to this Statement, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

            Except as described in this Statement, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


Item 7.     Material to be Filed as Exhibits.

            Exhibit 1:        Agreement dated September 29,
                              1997, among Teligent, L.L.C.,
                              Digital Services Corporation,
                              Telcom-DTS Investors, L.L.C.,
                              Microwave Services, Inc., The
                              Associated Group, Inc. and certain
                              other parties

            Exhibit 2:        Stockholders Agreement dated as
                              of November 26, 1997 by and among
                              Teligent, Inc., Microwave Services, Inc.,
                              Telcom-DTS Investors, L.L.C. and NTTA&T
                              Investment Inc.

            Exhibit 3:        Stock Contribution Agreement
                              dated as of March 10, 1997 among
                              Associated Communications,
                              L.L.C., First Mark Communications,
                              Inc. and Lynn Forester

            Exhibit 4:        Employment Agreement dated August
                              19, 1996, between Associated Communications,
                              L.L.C. and Alex J. Mandl

            Exhibit 5:        Form of Underwriter Lock-Up
                              Agreement



                              Schedule I

                  DIRECTORS AND EXECUTIVE OFFICERS OF
                      THE ASSOCIATED GROUP, INC.

            The names, business addresses and present principal occupation or employment of the directors and executive officers of Associated are set forth below. All of the persons listed below are citizens of the United States.

                                DIRECTORS
            (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                                         Present Principal
       Name                           Occupation or Employment
       ----                           ------------------------
David J. Berkman                    Executive Vice President,
                                    The Associated Group, Inc.
                                    3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Myles P. Berkman                    Chairman, President, Chief
                                      Executive Officer and Treasurer,
                                    The Associated Group, Inc.
                                    200 Gateway Towers
                                    Pittsburgh, PA  15222

Donald H. Jones                     President, DHJ Enterprises,
                                      Inc., a firm engaged in the
                                      development of new business
                                      enterprises and investment
                                      activities
                                    Suite 103
                                    Gateway Towers
                                    Pittsburgh, PA  15222

Joseph A. Katarincic                Partner, Katarincic & Salmon,
                                      a law firm
                                    CNG Tower
                                    26th Floor
                                    Pittsburgh, PA  15222


                   EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                         Present Principal
       Name                           Occupation or Employment
       ----                           ------------------------
Richard I. Goldstein                Vice President,
                                    The Associated Group, Inc.
                                    3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Scott G. Bruce                      General Counsel and Secretary,
                                    The Associated Group, Inc.
                                    3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Keith C. Hartman                    Controller and Assistant
                                      Secretary,
                                    The Associated Group, Inc.
                                    200 Gateway Towers
                                    Pittsburgh, PA  15222



                               Schedule II

                   DIRECTORS AND EXECUTIVE OFFICERS OF
                        MICROWAVE SERVICES, INC.

            The names, business addresses and present principal occupation or employment of the directors and executive officers of MSI are set forth below. All of the persons listed below are citizens of the United States.

                                DIRECTORS
            (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

       Name and                          Present Principal
   Position with MSI                  Occupation or Employment
   -----------------                  ------------------------
David J. Berkman                    Executive Vice President,
Executive Vice President            The Associated Group, Inc.
                                    3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Myles P. Berkman                    Chairman, Chief Executive
Chairman, Chief Executive             Officer and Treasurer,
  Officer and Treasurer             The Associated Group, Inc.
                                    200 Gateway Towers
                                    Pittsburgh, PA  15222

Donald H. Jones                     President, DHJ Enterprises,
Director                              Inc., a firm engaged in the
                                      development of new business
                                      enterprises and investment
                                      activities
                                    Suite 103
                                    Gateway Towers
                                    Pittsburgh, PA  15222

Joseph A. Katarincic                Partner, Katarincic & Salmon,
Director                              a law firm
                                    CNG Tower
                                    26th Floor
                                    Pittsburgh, PA  15222



                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

       Name and                          Present Principal
   Position with MSI                  Occupation or Employment
   -----------------                  ------------------------
William H. Berkman                  President, Microwave Services, Inc.
President                           c/o The Associated Group, Inc.
                                    650 Madison Avenue, 25th Floor
                                    New York, NY  10022

Richard I. Goldstein                Vice President,
Vice President                      The Associated Group, Inc.
                                    3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Scott G. Bruce                      General Counsel and Secretary,
General Counsel and                 The Associated Group, Inc.
  Secretary                         3 Bala Plaza East, Suite 502
                                    Bala Cynwyd, PA  19004

Keith C. Hartman                    Controller and Assistant
Controller and Assistant              Secretary,
  Secretary                         The Associated Group, Inc.
                                    200 Gateway Towers
                                    Pittsburgh, PA  15222



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    THE ASSOCIATED GROUP, INC.


                                    By /s/ Myles P. Berkman
                                      Myles P. Berkman
                                      President and Chief
                                        Executive Officer


                                    MICROWAVE SERVICES, INC.


                                    By /s/ Myles P. Berkman
                                      Myles P. Berkman
                                      Chief Executive Officer



DATE:  December 8, 1997



                                 EXHIBIT INDEX
                                                           Sequentially
Exhibit     Description                                    Numbered Page

    1       Agreement dated September 29, 1997,
            among Teligent, L.L.C., Digital
            Services Corporation, Telcom-DTS
            Investors, L.L.C., Microwave
            Services, Inc., The Associates
            Group, Inc. and certain other
            parties

    2       Stockholders Agreement dated as of
            November 26, 1997 by and among
            Teligent, Inc., Microwave Services,
            Inc., Telcom-DTS Investors, L.L.C.
            and NTTA&T Investment Inc.

    3       Stock Contribution Agreement dated
            as of March 10, 1997 among
            Associated Communications, L.L.C.,
            First Mark Communications, Inc. and
            Lynn Forester

    4       Employment Agreement dated August
            19, 1996, between Associated Communi
            cations, L.L.C. and Alex J. Mandl

    5       Form of Underwriter Lock-Up Agreement